Exhibit 10.86

February 12, 2009

BY EMAIL

Joel Legon

20 Pine Pasture Run

Boxborough, MA 01719

Dear Joel:

We are pleased to extend an offer to you to join Comverse Technology, Inc. (“Comverse”) as Chief Accounting Officer, reporting to the Chief Financial Officer, Joseph Chinnici. Your employment will be contingent upon your signing the attached Confidentiality, Assignment of Inventions and Non-Competition Agreement, and the terms shall be as follows:

1.	Your start date will be determined upon your acceptance of this offer.

2.	Your annual base salary will initially be $325,000, and will be paid in accordance with the Company’s payroll practices for similarly situated employees, subject to withholding of Federal and State income taxes, Social Security and other customary deductions.

3.	In addition to your base salary, you will be eligible to participate in the Comverse Incentive Compensation Plan (the “CICP”) which may result in additional bonus compensation to you as described in the CICP. Your eligibility start date and other details regarding the CICP will be outlined for you shortly after the start of your employment. For the current fiscal year, you will be eligible for a target bonus of 30% of your annual base salary on a pro-rated basis subject to the terms and conditions set forth in the CICP. Any bonus will be subject to withholding of Federal and State income taxes, Social Security and other customary deductions.

4.	At the next scheduled meeting of Comverse’s Board of Directors following the effective date of your employment, management will recommend that you be granted 20,000 deferred stock units representing the right to receive, upon vesting, shares of Comverse common stock in accordance with the terms and conditions of Comverse’s 2005 Stock Incentive Compensation Plan and the form of the Comverse’s Deferred Stock Award Agreement. The deferred stock units will vest one-third on each of the first, second and third anniversary of the effective date of your employment.

5.	You will be eligible to receive the following benefits in connection with your employment with Comverse: participation in Comverse’s medical, dental and vision coverage insurance, disability benefit, and life insurance plans as may be offered from time to time to other similarly situated employees, 401(k) with company match and dependent and health care flexible spending accounts. Details regarding these benefits will be provided during your new hire orientation. These benefits, and Comverse’s employment practices and policies, may be changed by Comverse from time to time. Eligibility to participate in certain benefits is governed by applicable plan documents.

6.	You will be entitled to three weeks paid vacation in each fiscal year and seven personal days administered in accordance with Comverse’s policies in place from time to time.

7.	You will be eligible to participate in any plan or arrangement offered from time to time to other similarly situated employees with respect to severance upon termination of employment. If you are terminated without cause by Comverse, you will be entitled to a lump sum payment equal to the sum of (i) 25% of your annual base salary and (ii) 25% of your annual target bonus. “Cause” shall, for the purpose of this offer, be defined as a good faith finding by Comverse of a material violation of any of the provisions of this offer or the attached Confidentiality, Assignment of Inventions and Non-Competition Agreement, some other material breach of duty owed by you to Comverse, any violation of a Comverse policy or procedure provided that, in the event of any violation of a Company policy other than the Company’s Code of Conduct and Ethics in which there is no material or demonstrable harm to the Company and which does not involve behavior inconsistent with the Company’s Code of Business Conduct and Ethics, the Company shall provide written notice written notice thereof stating with specificity the facts and circumstances underlying the finding of Cause and, if the basis for such finding of Cause is capable of being cured, providing you with an opportunity to cure the same within thirty (30) calendar days after receipt of such notice, fraud or dishonesty, theft of Comverse assets, gross negligence or misconduct, or the conviction or plea of nolo contendere to a felony or crime of moral turpitude.

8.	At the next scheduled meeting of the Compensation Committee following the effective date of your employment, management will recommend that you be eligible to participate in its Executive Severance Protection Plan applicable to senior level executives such as yourself. The plan protects eligible participants in the event of employment termination without cause following, or in anticipation of, a change in control of Comverse. Under the proposed terms, if a change in control occurs, and you are terminated without cause, under certain circumstances you would be eligible to (i) receive 50% of your annual base salary and target bonus amount as severance; (ii) receive the pro-rated amount of the actual bonus you would have earned for the year in which termination occurs; (iii) continue to receive health care and certain other benefits as may be required under local law; and (iv) receive the benefit of the acceleration of all vesting for equity incentive awards.

9.	You will be employed at Comverse’s office in New York, New York and you will be required by Comverse to travel within or outside the USA in connection with your employment. For your first 90 days of employment, you will be required to spend three to five days per week in the New York, New York office and Comverse will reimburse you for your reasonable commuting costs from Wakefield to New York, New York during this 90-day period, including airfare, hotel accommodations and daily meal per-diem. In addition, Comverse will provide to you a tax gross up with respect to such expense reimbursement until the earlier of the end of the 90-day period or your actual relocation to New York, New York.

In accordance with Comverse’s relocation programs, policies and practices in effect at the time of this offer, you will be eligible for the relocation services and benefits outlined within this section of this offer letter. Comverse will provide the services and cover the costs incurred from the offered services listed below to relocate you and your spouse to New York.

The relocation services offered to you within the terms of this letter is limited to $80,000USD (eighty thousand U.S. dollars). If the following services exceed the stated amount, you will be responsible for the balance of the costs. Any relocation service not specifically provided below will not be part of the relocation services offered to you. If any of the relocation services listed below is not required by you, you will not be permitted to exchange the unneeded services for cash allowance.

•	Coach-class, (1)-way airfare to New York for you and your spouse.

•

Movement of household goods by a company-approved shipment vendor (inclusive of packing, loading, insurance and thirty (30)-day storage of goods) from your current residence in Massachusetts to New York.

•

Temporary living for you and your spouse in the vicinity of your work location in New York for a period not to exceed forty-five (45) days, inclusive of company-approved hotel accommodations, per diem, taxi fees.

•	Reimbursement of real estate commission and closing costs as a result of the sale of your current primary residence in Boxborough, Massachusetts.

•

One (1) house-hunting trip (three (3) days/two (2) nights) to your new location for you and your spouse, inclusive of coach-class, round-trip airfare, company-approved hotel accommodations and per diem.

If you voluntarily terminate or otherwise leave your employment for reasons within your own control, or if you are terminated by Comverse for cause within one (1) year from the effective date of your employment with Comverse, you will be required to promptly re-pay the costs of all relocation services provided to you and as contained within this offer and any other additional costs directly associated with your relocation, paid for or reimbursed by Comverse. This full amount will be deducted from your final pay. If your final pay is not sufficient to cover all of the expenses, you agree to pay Comverse upon demand the remaining balance.

Joy Lee will be your contact for relocation assistance. She can be reached at joy.lee@comverse.com or by phone at (781) 224-8549.

10.	You will be employed on an “at will” basis, which means that your employment may be terminated by either you or Comverse, with or without cause, at any time. Consequently, you are free to resign at any time, with or without notice, and Comverse may terminate your employment relationship at any time, with or without notice or cause. Neither this letter, the attached Confidentiality, Assignment of Inventions and Non-Competition Agreement, nor the content of any discussions, constitutes a contract of employment for any specified duration or a guarantee of any level of benefits or compensation. In addition, this offer cannot be modified or amended unless such a change is made in writing and signed by an authorized Comverse representative. Further, you should not rely upon any other prior communications, written or oral, in accepting this offer.

11.	During employee orientation, you will be required to complete an Employment Verification (1-9) form and present documents for establishing your employment eligibility.

12.	You agree to be bound by all Comverse personnel policies that may be adopted from time to time.

Since this offer is subject to the above conditions, Comverse recommends that you not rely on this offer in making any decision to relocate or resign from any currently held position until you have been notified by Comverse that you have met the above conditions.

If you are in agreement with this offer, please sign and return this letter and the attached Confidentiality, Assignment of Inventions and Non-Competition Agreement. All of these documents should be returned by facsimile (212-739-1094) to the attention of the Shefali Shah. Please keep a copy of all of these documents for your files.

Joel, we look forward to welcoming you as part of our team. The opportunities for personal and professional growth are great and we believe your contributions will greatly increase our likelihood of continued success.

Sincerely,

COMVERSE TECHNOLOGY, INC.

Joseph Chinnici

Executive Vice President and Chief Financial Officer

AGREED AND ACCEPTED:

/s/ Joel Legon
Name:

2/13/09
Date:

4